SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2012

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF n° 01.545.826/0001-07

A Publicly Listed Company

MARKET NOTICE

In reference to OFÍCIO/CVM/SEP/GEA-1/Nº 418/2012, regarding the news publicized in the electronic version of Valor Econômico newspaper.

In regards to the report of Institutional Shareholder Services (ISS), the recommendation of vote mentioned in the Market Notice disclosed by the Company in the IPE system on May 4, 2012 was maintained, including just a review to mention the existence of public request of proxy, given that such information released by the dissident shareholders in the aforementioned request of proxy were already disclosed by the Company on May 2, 2012, and restated on May 7, 2012 and placed at market disposal through IPE system.

The review of Glass Lewis report, on the other hand, was received by the Company late on day 7 and in its contents, as mentioned in the abovementioned news, there is a recommendation for the shareholders to abstain in the voting regarding the election of members of Board of Directors and Fiscal Council.

Best regards,

ANDRE BERGSTEIN

Investor Relations Officer

GAFISA S/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 09, 2012

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Executive Officer and Investor Relations Officer